UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2021

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from                      to

Commission file number 1-12317

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

NOV Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

NOV Inc.

7909 Parkwood Circle Dr.

Houston, Texas 77036

REQUIRED INFORMATION

The NOV Inc. 401(k) Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2021 and 2020

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2021; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan are being filed as Exhibit 23.1 to this Report.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

NOV Inc. 401(k) Plan

December 31, 2021 and 2020, and Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

NOV Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020, and Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Administrative Committee and Plan Participants

NOV Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the NOV Inc. 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2021.

Houston, Texas

June 29, 2022

NOV Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Receivables:
Employer contributions	4,060,510	—
Investment income	—	116
Notes receivable from participants	28,606,548	38,718,504

Total receivables	32,667,058	38,718,620
Investments, at fair value	1,377,563,661	1,283,717,806
Fully benefit-responsive investment contracts at contract value	201,963,502	227,162,457

Total assets	1,612,194,221	1,549,598,883
Liabilities
Administrative fees payable	143,796	160,873
Pending trades	259,997	170,804
Other	108,815	83,817

Total liabilities	512,608	415,494

Net assets available for benefits	$1,611,681,613	$1,549,183,389

See accompanying notes.

NOV Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions:
Employer contributions	$5,001,142
Participant contributions	48,895,290
Participant rollovers	7,318,205
Investment income	20,129,757
Net appreciation in fair value of investments	186,660,448
Interest income on notes receivable from participants	1,933,533

Total additions	269,938,375
Deductions:
Benefits paid to participants	205,614,787
Deemed loan distributions	269,913
Administrative expenses	1,555,451

Total deductions	207,440,151
Net increase	62,498,224
Net assets available for benefits at:
Beginning of year	1,549,183,389

End of year	$1,611,681,613

See accompanying notes.

NOV Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2021

1. Description of Plan

The following description of the NOV Inc. 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from NOV Inc. (the Company or Plan Sponsor). Effective May 1, 2021, the name of the Plan Sponsor changed from National Oilwell Varco, L.P. to NOV Inc., and the Plan’s name changed from National Oilwell Varco, Inc. 401(k) Retirement Savings Plan to NOV Inc. 401(k) Plan.

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On July 1, 2019, Principal Financial Group acquired the Institutional Retirement & Trust business of Wells Fargo & Company, parent company of Wells Fargo Bank, N.A (Wells Fargo). During 2020 and through May 2021, Wells Fargo, served as the sole trustee of the Plan. In June 2021, Plan assets moved to Principal Trust Company (Principal), who is now serving as the sole trustee of the Plan. Through May 2021, Wells Fargo held all plan assets, executed all of the investment transactions and maintained the financial records relating to the trust. Beginning June 2021, Principal assumed these duties.

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of eligible compensation. The Plan provides for the automatic enrollment and payroll deduction of 4% of a newly eligible employee’s compensation as soon as practical following 60 days after employment for most participants, except for certain employees covered by a collective bargaining agreement who may have a different percentage based on their collective bargaining agreement. Participants age 50 and older may contribute additional pre-tax catch-up contributions, subject to IRS limitations.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective May 15, 2020, the Company suspended the company match and retirement contribution for the Plan except for certain employees covered by a collective bargaining agreement. For those employees, the Company made contributions to the Plan based on those agreements.

The Company may make a discretionary contribution to the Plan. In January of 2022, the Company made a discretionary 2% contribution of approximately $4,000,000 to all eligible participants, excluding collective bargained employees, based on employee earnings for the last quarter of 2021.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 payment and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020. In addition, the Plan also permits participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020, Plan participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020. The participant’s note was re-amortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Plan Management’s Review of Subsequent Events

The Plan has evaluated subsequent events through June 29, 2022, the date the financial statements were available to be issued. Effective January 1, 2022, the Company resumed the company match of 100% of the first 4% of each participant’s contribution, excluding those who are covered by a collective bargaining agreement whose contributions are stated in their agreements. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made by the plan.

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Self-directed brokerage accounts: Accounts primarily consist of cash, money market funds, mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2021		Assets at Fair Value as of December 31, 2020
	Level 1	Total	Level 1	Total
Corporate stock	$17,315,904	$17,315,904	$20,273,086	$20,273,086
Mutual funds	1,163,198,513	1,163,198,513	1,067,459,425	1,067,459,425
Self-directed brokerage accounts	9,902,939	9,902,939	6,022,072	6,022,072

Total assets in the fair value hierarchy	1,190,417,356	1,190,417,356	1,093,754,583	1,093,754,583

Investments Measured at Net Asset Value:
Common collective trust funds		187,146,305		189,963,223

Total investments, at fair value		$1,377,563,661		$1,283,717,806

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts

The Plan offers an investment called the NOV Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan makes investments in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Fully Benefit-Responsive investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Common Collective Trusts

The Harris Associates Oakmark International collective fund, is a common collective trust fund established, operated and maintained by SEI Trust Company, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The Wells Fargo Short Term Investment Fund S is a common collective trust fund which invests primarily in short term fixed income securities, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The State Street U.S. Bond Index fund is a common collective trust fund which invests primarily in government Treasury securities, corporate bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), and munis to simulate the universe of bonds in the market. There are currently no redemption restrictions on this investment.

6. Related-Party Transactions and Parties of Interest Transactions

Certain investments of the Plan are managed by Principal , the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated May 12, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and; therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and; therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedules

NOV Inc. 401(k) Plan

Plan No. 001 EIN 76-0488987

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*National Oilwell Varco, Inc.	1,277,927 shares of common stock	$17,315,904
Schwab	Eaton Vance Inc FD	16,907,374
Goldman Sachs	Goldman Sachs Small Cap	52,761,596
American Funds	Growth Fund of America R6	226,225,770
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	153,041,008
SEI Trust Company	Harris Assoc. Oakmark Int’l Collective Fund	134,277,355
Frost Funds	Frost Total Return Bond Fund	102,208,052
Vanguard	Vanguard FTSE All World Inv Fund	99,521,747
Vanguard	Vanguard Inflation Protected Secs Instl Fund	41,637,062
Vanguard	Vanguard Mid Cap Index Fund	178,488,682
Vanguard	Vanguard Small Cap Growth Index Fund	78,443,443
Vanguard	Vanguard Institutional Index Fund	162,449,050
Vanguard	Vanguard Total International Bond	14,152,640
Fidelity	Fidelity Small Cap Index Fund	6,644,684
State Street	State Street U.S. Bond Index	47,888,240
Dimensional Funds	DFA Global Real Estate Securities	30,717,405
*Wells Fargo Bank, N.A.	Fixed Income Fund A	59,551,586
*Wells Fargo Bank, N.A	Fixed Income Fund L	59,730,897
*Wells Fargo Bank, N.A	Fixed Income Fund F	82,681,019
*Wells Fargo Bank, N.A	Short Term Investment Fund S	4,980,710
Various	Self-directed brokerage accounts	9,902,939
*Participant loans	Various maturities and interest rates ranging from 3.25% to 9.25%	28,606,548

		$1,608,133,711

*	Party in interest.

NOV Inc. 401(k) Plan

Plan No. 001 EIN 76-0488987

Schedule of Delinquent Contributions

December 31, 2021

	Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions		Total Fully Corrected Under VFCP and PTE 2002-51
	Check Here if Late Participant Loan Payments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP
2021	$3,104	$	$	$	$3,104

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOV Inc. 401(k) Plan

June 29, 2022	/s/ Bonnie C. Houston
Date	Bonnie C. Houston
Member of the NOV Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm